Exhibit (a)(1)(E)

[ZORAN CORPORATION LOGO]

INDIVIDUAL STATEMENT OF OPTIONS

[Employee Name]

ID:   [Employee ID]                 Location:   [Office Location]

Zoran is offering eligible employees the opportunity to tender, or exchange, certain outstanding stock options for restricted stock rights (“RSRs”) on a grant-by-grant basis.  The RSRs will be granted under the 2005 Equity Incentive Plan.  The RSRs will take the form of shares of restricted stock if you are subject to United States income taxation; otherwise your RSRs will take the form of restricted stock units.  You may be eligible to participate in this offer because you have outstanding stock options with an exercise price greater than U.S. $20.00 and you are currently employed by Zoran or one of its subsidiaries.  Options eligible for exchange will be those having an exercise price per share that is more than the greater of U.S. $20.00 and the closing sale price of Zoran common stock on the date the offer expires.  Participation in this offer is voluntary, and you are under no obligation to tender any of your eligible stock options. Please refer to the Offer to Exchange and supporting documents, available on SharePoint at http://znet.zoran.com/C18/OEProgram/default.aspx, for full details of Zoran’s option exchange program.

This Individual Statement of Options highlights some of the key points of the offer.  This statement is intended to provide you with information you may find useful in determining whether or not you wish to exchange each eligible option.  It should be read in conjunction with the complete terms and conditions of the offer contained in the Offer to Exchange.  This statement provides you with a table showing both your individual stock option information and the associated RSR exchange information at an assumed common stock price.  It illustrates what will happen if you choose to exchange or retain your current stock options.  Please keep in mind that future performance of Zoran’s stock will depend on many factors.  If you would like to consider additional stock price scenarios, simply log into SharePoint and access the Option Exchange Modeling tool at http://znet.zoran.com/C18/OEProgram/default.aspx.

Once you’ve reviewed the information in this Individual Statement of Options and the Offer to Exchange, you must then complete the Letter of Transmittal to participate in the exchange offer.  On this form, you must make a grant-by-grant election of whether or not you wish to tender your stock options, and you must sign and return this form so it is received by Zoran no later than 9:00 p.m. Pacific Time, Monday, February 6, 2006.  You may withdraw your election at any point during the election period by submitting a Notice of Withdrawal.  All forms must be received before this deadline.  If you do not submit an executed Letter of Transmittal by this deadline, it will be interpreted as your decision to not participate in the option exchange program and you will retain all your current stock options with their current terms.  All decisions are final as of 9:00 p.m. Pacific Time, Monday, February 6, 2006.

Your Eligible Stock Options

You may choose to exchange stock options that were granted under the 1993 Stock Option Plan; the 2000 Nonstatutory Stock Option Plan; or the Oak Technology, Inc. 1994 Stock Option Plan.  Below is a summary of your eligible stock options, the associated exchange ratio for each option, the number of RSRs you would be granted in the exchange, the total vesting period of the RSRs, an example value of those RSRs, and an example “Break-Even” share price.

Option Number	Option Exercise Price	Option Grant Date	Option Expiration Date	Unexercised Option Shares	Exchange Ratio[1]	Number of RSRs Granted in Exchange[2]	New RSR Vesting Period (years)	Example Valuation[3] of RSRs Granted	Example “Break-Even” Share Price[4]

1                    The ratio of eligible option shares to be canceled to RSRs to be granted.  This ratio will generally range from 4:1 to 8:1.

2                    The number of RSRs that would be granted in exchange for each outstanding option award.

3                    U.S. dollar value calculated based on an assumed Zoran Corporation common stock price of $17.00 per share.

4                    The price that Zoran common shares would need to reach by the option expiration date to result in an option profit equal to the value, on the option expiration date, of the RSRs that you would receive in exchange for the outstanding stock option award.

If You Choose to Participate

If you choose to exchange a stock option grant through this program, you will surrender all unexercised shares in that grant (partial exchanges are not allowed).  For each eligible option grant you elect to exchange, you will receive a new RSR award, based on your option grant’s associated exchange ratio.  Your new RSR awards represent the right to retain free of forfeiture conditions or to receive shares of Zoran common stock once you meet the vesting requirements.  Unlike your current stock options, you will not have to pay an exercise price to receive these shares of Zoran common stock.

Vesting of each RSR award will depend on the vested status of the eligible option that you exchange, as detailed below.

Remaining Vesting Period of Eligible Option as of Date of Cancellation	Total Vesting Period of RSRs	Percentage of RSRs Vested Semi-Annually*
2 years or less	2 years	25%
Greater than 2 years but not greater than 3 years	3 years	16 2/3%
Greater than 3 years	4 years	12 1/2%

* Semi-annual vesting will commence on the date of grant of the RSR award.

As you vest in your RSR award over time and your shares of Zoran stock are no longer subject to forfeiture on termination of employment, you will be required to recognize the value of these shares as taxable income5.

If You Choose Not to Participate

If you choose not to participate in the exchange, you will keep your current stock option grants, you will not receive RSRs and your outstanding stock options will retain their current vesting provisions, exercise price and other terms.  Again, participation in this program is completely voluntary and you are under no obligation to participate.

What Do You Need To Do?

Once you have reviewed this statement and the Offer to Exchange, along with the other option exchange program materials, you must complete, sign, date, and return the Letter of Transmittal if you wish to participate in the exchange.  The executed Letter of Transmittal must be received by Zoran before 9:00 p.m. Pacific Time, Monday, February 6, 2006.  The executed form may be submitted by any of the following three methods:

>                 Via electronic delivery:  Scan the completed and signed Letter of Transmittal and e-mail it to optionexchange@zoran.com

Þ           Via facsimile:                       +1 (408) 523-6541

>                 Via mail or courier:            Karen Pereira

Zoran Corporation

1390 Kifer Road

Sunnyvale, CA 94086-5305

USA

About This Program

For a complete description of the terms and conditions of the offer, please review the Offer to Exchange, available on SharePoint at http://znet.zoran.com/C18/OEProgram/default.aspx.  In addition, you will find on SharePoint the Option Exchange Modeling tool, which will allow you to consider scenarios not discussed in this statement.  If you still have questions after reviewing this Individual Statement of Options, the Offer to Exchange and all related information on SharePoint, please send an email to optionexchange@zoran.com.

Participation in this program involves a number of potential risks described in the Offer to Exchange.  Since the stock’s future market price is unpredictable, eligible employees should carefully consider these risks.  It is possible for your stock options to have a greater or lesser value than the RSRs you receive under this offer.  Employees are encouraged to carefully consider these risks and to speak with financial and tax advisors as necessary before deciding whether or not to participate in the offer.

5                    Applicable to U.S. taxpayers.  Both U.S. and non-U.S. taxpayers should review the summary of the tax consequences of participating in the exchange program contained in the Offer to Exchange.